EXHIBIT 8

KILPATRICK STOCKTON LLP	Suite 2800 1100 Peachtree St. Atlanta GA 30309-4530 t 404 815 6500 f 404 815 6555 www.KilpatrickStockton.com
February 6, 2003	direct dial 404 815 6539 direct fax 404 541 3173 SDayan@KilpatrickStockton.com

First Georgia Holding, Inc.
1703 Gloucester Street
Brunswick, GA  31521

Ladies and Gentlemen:

            We have been requested to render our opinion expressed below in connection with the proposed merger (the “Merger”) of First Georgia Holding, Inc. (“First Georgia”), a Georgia corporation, with and into United Community Banks, Inc. (“United”), a Georgia corporation, with United being the surviving entity, pursuant to the terms and conditions of that certain Agreement and Plan of Reorganization dated January 22, 2003, (the “Reorganization Agreement”), by and between First Georgia and United, and the related Agreement and Plan of Merger, dated as of January 22, 2003, by and between First Georgia and United (the “Merger Agreement”).  Unless otherwise indicated, terms used herein shall have the same meaning as defined in the Reorganization Agreement.

            In rendering our opinion, we have examined the Reorganization Agreement, the Merger Agreement, applicable law, regulations, rulings and decisions.

            Our opinions set forth below are subject to the following assumptions, qualifications, and exceptions:

                        A.        During the course of all of the foregoing examinations, we have assumed (i) the genuineness of all signatures, (ii) the authenticity of all documents submitted to us as originals, (iii) the legal capacity of all individuals, (iv) the conformity to original documents of all documents submitted to us as certified, conformed, or photo static copies, and (v) the authority of each person or persons who executed any document on behalf of another person.

                        B.         As to various factual matters that are material to our opinions set forth herein, we have relied upon the factual representations and warranties set forth in the Reorganization Agreement and related documents.  We have not independently verified, nor do we assume any responsibility for, the factual accuracy or completeness of any such representations, warranties, statements, or certificates.

First Georgia Holding, Inc.
February 6, 2003

            Based on and in reliance on the foregoing and the further qualifications set forth below, and provided that the Merger is consummated in accordance with the Reorganization Agreement and the Merger Agreement, it is our opinion that:

  The Merger and the issuance of shares of United common stock in connection therewith, as described in the Reorganization Agreement and Merger Agreement, will constitute a tax-free reorganization under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”).

  No gain or loss will be recognized by holders of First Georgia common stock upon the exchange of such stock for United common stock as a result of the Merger.

  Gain or loss will be recognized pursuant to Section 302 of the Code by holders of First Georgia common stock upon their receipt of cash for their shares of First Georgia common stock, upon their receipt of cash in lieu of the cash payment and fractional shares of United common stock, and upon their exercise of dissenters’ rights.

  No gain or loss will be recognized by First Georgia as a result of the Merger.

  The aggregate tax basis of United common stock received by shareholders of First Georgia pursuant to the Merger will be the same as the tax basis of the shares of First Georgia common stock exchanged therefor, (i) decreased by any portion of such tax basis allocated to fractional shares of United common stock that are treated as redeemed by United, (ii) decreased by the amount of cash received by a shareholder in the Merger (with respect to shares other than fractional shares), and (iii) increased by the amount of gain recognized by a shareholder in the Merger (with respect to shares other than fractional shares).

  The holding period of the shares of United common stock received by the shareholders of First Georgia will include the holding period of the shares of First Georgia common stock exchanged therefor, provided that the common stock of First Georgia  is held as a capital asset on the date of the consummation of the Merger.

            In general, cash received by holders of First Georgia Stock exercising their dissenters’ rights will be treated as amounts received from the sale of their shares of First Georgia Stock, and (provided that such First Georgia Stock is a capital asset in the hands of such shareholders) each such shareholder will recognize capital gain or loss (short or long term, as appropriate) measured by the difference between the sale price of such First Georgia Stock and such shareholder’s tax basis in such First Georgia Stock.

First Georgia Holding, Inc.
February 6, 2003

            We express no opinion as to the following: (a) the tax consequences that might be relevant to a particular holder of First Georgia  Stock who is subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, tax-exempt organizations, non-United States persons, persons who do not hold their First Georgia Stock as “capital assets” within the meaning of section 1221 of the Code, and persons who acquired their First Georgia Stock pursuant to the exercise of options or otherwise as compensation, or (b) any consequences arising under the laws of any state, locality, or foreign jurisdiction.

            This letter is solely for the information and use of you and the shareholders of First Georgia and it is not to be used, circulated, quoted, or referred to for any other purpose or relied upon by any other person for whatever reason without our prior written consent.

                                                                        Sincerely,

                                                                        KILPATRICK STOCKTON LLP

                                                                        By:    /s/ Scott M. Dayan
                                                                               Scott M. Dayan, a Partner